UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
TRUSTEE PURSUANT TO SECTION 305(b)(2) [___]

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

National Banking Association	04-3401714
(Jurisdiction of incorporation of organization	(I.R.S. Employer
if not a U.S. national bank)	Identification Number)

150 Royall Street, Canton, MA	02021
(Address of principal executive offices)	(Zip Code)

TILRAY BRANDS, INC.
(Exact name of obligor as specified in its charter)

Delaware	82-4310622
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

265 Talbot Street West
Leamington, Ontario, Canada
(844) 845-7291
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Debt Securities
(Title of the indenture securities)

Item 1. General Information. Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject. Comptroller of the Currency 340 Madison Avenue, 4th Floor New York, NY 10017-2613
(b)	Whether it is authorized to exercise corporate trust powers. The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe such affiliation.
None.

Item 16. List of exhibits. List below all exhibits filed as a part of this statement of eligibility.
1.	A copy of the articles of association of the trustee. (See Exhibit 1 to Form T-1 filed with Registration Statement No. 333-179383.)
2.	A copy of the certificate of authority of the trustee to commence business. (See Exhibit 2 to Form T-1 filed with Registration Statement No. 333-179383.)
3.	See Exhibits 1 and 2.
4.	A copy of the existing bylaws of the trustee, as now in effect. (See Exhibit 4 to Form T-1 filed with Registration Statement No. 333-268080.).
6.	The consent of the Trustee required by Section 321(b) of the Act is attached as Exhibit 6.
7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority is attached as Exhibit 7.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Computershare Trust Company, National Association, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cleveland, and State of Ohio, on the 26th day of May, 2023.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Jerry Urbanek
Title:	Trust Officer

EXHIBIT 6

CONSENT OF THE TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, and in connection with the proposed issue of debt securities, Computershare Trust Company, National Association hereby consents that reports of examinations by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefore.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Jerry Urbanek
Title:	Trust Officer

Cleveland, Ohio
May 26, 2023

EXHIBIT 7

Consolidated Report of Condition of
COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION
150 Royall Street, Canton, MA 02021
at the close of business December 31, 2022.

ASSETS	Dollar Amounts In Thousands

Cash and balances due from depository institutions:
Noninterest‑bearing balances and currency and coin	3,297
Interest‑bearing balances	354,504
Securities:
Held-to-maturity securities	-0-
Available-for-sale securities	-0-
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	-0-
Securities purchased under agreements to resell	-0-
Loans and lease financing receivables:
Loans and leases held for sale	-0-
Loans and leases, net of unearned income	-0-
LESS: Allowance for loan and lease losses	-0-
Loans and leases, net of unearned income and allowance	-0-
Trading assets	-0-
Premises and fixed assets (including capitalized leases)	7,524
Other real estate owned	-0-
Investments in unconsolidated subsidiaries and associated companies	-0-
Direct and indirect investments in real estate ventures	-0-
Intangible assets:
Goodwill	671,815
Other intangible assets	-0-
Other assets	139,364
Total assets	1,176,504
LIABILITIES
Deposits:
In domestic offices	-0-
Noninterest‑bearing	-0-
Interest‑bearing	-0-
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices.	-0-
Securities sold under agreements to repurchase	-0-
Trading liabilities	-0-
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	-0-
Not applicable
Not applicable
Subordinated notes and debentures	-0-
Other liabilities	184,765
Total liabilities	184,765
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	500
Surplus (exclude all surplus related to preferred stock)	827,224
Retained earnings	164,015
Accumulated other comprehensive income	-0-
Other equity capital components	-0-
Total bank equity capital	991,739
Noncontrolling (minority) interests in consolidated subsidiaries	-0-
Total equity capital	991,739
Total liabilities and equity capital	1,176,504

I, Robert G. Marshall, Assistant Controller of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

/s/ Robert G. Marshall

Robert G. Marshall
Assistant Controller